

July 9, 2013

Via E-mail
Kathleen G. Kane
Senior Vice President and General Counsel
Brookfield DTLA Fund Office Trust Investor, Inc.
250 Vesey Street, 15th Floor
New York, NY 10281

> **Re:** **Brookfield DTLA Fund Office Trust Investor, Inc.**
> **Registration Statement on Form S-4**
> **Filed June 12, 2013**
> **File No. 333-189273**

Dear Ms. Kane:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.  We note that you incorporate by reference certain Exchange Act filings by MPG Office Trust, Inc. and Brookfield Office Properties, Inc. To the extent that there are any outstanding comments relating to any filing incorporated by reference, please note that we will not be able to accelerate the effectiveness of this registration statement until all outstanding comments are resolved.

2.  Please provide us with copies of the "board books" or similar documentation provided to the boards and management in connection with the proposed transaction. Such materials should include all presentations made by the financial advisors. Please revise to include all the information required by Item 1015 of Regulation M-A with respect to written presentations and analyses prepared by financial advisors. Refer to Item 4(b) of Form S-4.

3.      We note your statement on page 4 that no vote of the holders of the MPG Preferred Stock is required to consummate the mergers.  Please provide us with your legal analysis that details the basis of your statement.

4.      We note the Merger Agreement dated as of April 24, 2013 filed as Exhibit No. 2.1. Pursuant to Item 601(b)(2) of Regulation S-K, please file a list briefly identifying the contents of all omitted schedules or similar supplements.  In addition, please file an agreement to furnish the staff with a copy of any omitted schedule upon request.  The agreement to furnish staff with copies of omitted schedules may be included in the exhibit index to the registration statement.

5.      We note references to Ernst & Young Tower and Ernst & Young Plaza throughout your document.  Please clarify if the Tower and the Plaza are the same property.  If not, explain and disclose if the property 7th and Figueroa is included in either.  Also, tell us why the occupancy rates for both the Tower and the Plaza are the same.  See pages 126 and 139 for reference.

Summary Term Sheet, page 3

6.      Please include in the summary a description of the material transaction fees that have been and will be incurred in connection with this transaction.  Please clarify, as applicable, which fees are contingent on approval and consummation of the merger.

7.      We note the ownership structure diagram included on page 49.  Please revise your disclosure to clarify, as applicable, that this chart represents the ownership structure of the company, post-merger.  In addition, please highlight the position of the company and the holders of Series A Preferred post-merger.

Structure of the Company and its Subsidiaries Following the Mergers and the Subsequent Transactions, page 6

8.      We note your disclosure on page 7 which states that you currently expect that leasing activities at your real properties will also require material amounts of cash to be invested in the real property assets for at least several years.  Please be more specific about the material amounts of cash that you expect to invest over the next several years.  Describe the expected expenditures and tell us if you are referring to renovations or re-developments.  We may have further comment.

Unaudited Pro Forma Condensed Combined Consolidated Financial Statements, page 13

9.      It appears that you intend to consolidate New OP subsequent to the Mergers and Subsequent Transactions.  Please provide us with your consolidation analysis and tell us

the guidance that you relied upon. Clarify whether New OP will be a VIE and how you came to your conclusion.

Note 3 – Significant Accounting Policies

(b) Common Control Transactions, page 18

10.    We note that your basis for common control is sharing the same parent and no change in control at the parent level. Please further clarify for us how you determined that 333 South Hope, EYP Realty, and you are all controlled by BPO; clarify the ownership form (e.g., managing member units, etc.) and percentage owned of each entity.

Note 4 – Pro Forma Adjustments

(a) MPG Acquisition, page 19

11.    We note that consideration for the acquisition of MPG will be in the form of cash of approximately $190 million and exchange of $243 million shares of preferred stock with roughly the same terms and conditions. Given the involvement of cash and equity, please disclose the entity determined to be the accounting acquirer in this transaction and your basis in Topic 805 of the Financial Accounting Standards Codification that supports your conclusion.

12.    We note that MPG will be acquired for approximately $433 million and that no goodwill or bargain purchase option is anticipated to be recorded as a result of this transaction. We also note that the merger agreement will be amended from time to time, please clarify whether the purchase price will change prior to effectiveness. Also, expand your disclosure to show how you calculated the purchase price including number of shares and your basis for prices per share used to determine the fair value of the consideration to be transferred. In addition, address your consideration of the merger consideration related to restricted stock, stock options, and restricted stock units disclosed on page 71 when determining the purchase price.

13.    Please revise to provide a description of the valuation techniques and significant inputs used to determine the fair value of the identifiable assets and liabilities used in your preliminary purchase price allocation. Please address each material asset and liability category separately.

14.    Please revise to include a table broken down by line item that shows how you determined the fair value adjustments in the MPG Acquisition column on the unaudited pro forma condensed combined consolidated balance sheet.

15.     We note you have adjusted rental revenue and depreciation and amortization within your un-audited pro-forma consolidated statement of operations, please tell us and expand disclosures to discuss what each adjustment represents and provide a calculation of the amounts adjusted for within the pro forma financial statements.

(b) USBT Reclass & (c) PLF Reclass, page 19

16.     Please clarify whether the sale of US Bank Tower and the Westlawn off-site parking garage (USBT) or Plaza Las Fuentes (PLF) will result in the recognition of a gain or loss on disposal.   To the extent it does, please disclose.

Risk Factors, page 20

17.     We note your statement that the risks and uncertainties described below are not the only ones facing you and that additional risks and uncertainties not presently know to you or that are currently deemed immaterial could negatively impact your business.  Please revise to clarify that all material risks are disclosed.

Risks Related to the Ownership of the Company Series A Preferred Stock, page 20

The Company's subsidiaries may in the future, issue equity securities…, page 20

18.     You state that after the consummation of the transactions contemplated by the Merger Agreement and as part of the Subsequent Transactions, subsidiaries of the Company will issue equity interests that rank senior to the equity securities of such subsidiaries held indirectly by the Company, and as a result, will effectively rank senior to the Company Series A Preferred Stock.  You also state on page 22 that the Company may not, without a vote of the holders of Company Series A Preferred Stock, authorize, create, issue or increase the authorized or issued amount of any class of capital stock ranking senior to the Company Series A Preferred Stock.  Please revise to reconcile or explain these statements.

Brookfield DTLA Fund Office Trust Investor Inc., page 36

19.     Please tell us whether you intend to register the 12.5% Series B Cumulative Nonvoting Preferred Stock.  If not, please tell us the exemption upon which you intend to rely.

20.     We note that the Brookfield DTLA Contributed Assets has an approximately $595 million fair value based on the price being made for an approximately 35% in these assets by two investors in Brookfield DTLA that did not own any interest prior to the Merger agreement.   Please clarify what consideration is being exchanged by the investors for the 35% interest.

Structure of the Company and its Subsidiaries Following the Mergers and the Subsequent Transactions, page 40

21.     We note your disclosure on the top of page 47 regarding the distribution priorities. Please revise your disclosure to quantify and provide an example, as applicable, explaining these distribution priorities.  In addition, we note the reference on page 48 to the New OP Waterfall 'plus an 11% per annum return.'  Please clarify how the additional 11% per annum return relates to the distribution priorities and whether the additional return is reflected in the ownership chart on page 49.

Background to the Mergers, page 52

22.     We note your disclosure on page 61 that the MPG Board considered the separate financial presentations and written opinions of Wells Fargo Securities and BofA Merrill Lynch as to the fairness, from a financial point of view, of the merger consideration to be received pursuant to the Merger Agreement.  Please disclose the information as required by Item 4(b) of Form S-4, including all the information required by Item 1015(b) of Regulation M-A.  In addition, please file any reports, opinions or appraisals as exhibits in accordance with Item 21(c) of Form S-4.

23.     We note your disclosure on page 67 that certain directors and executive officers of MPG have interests in the mergers that may be different from, or in addition to, the interests of the holders of MPG Common Stock and MPG Preferred Stock generally.  Please revise your disclosure here or elsewhere as appropriate to identify these certain directors and executive officers and describe these conflicts of interest.  In addition, when describing the background of the merger, please revise to identify the representatives of MPG senior management that were present at the meetings.

24.     We note your disclosure that "as a result of BPO's due diligence and BPO's ownership of three assets in the Downtown Los Angeles office market, BPO was familiar with MPG's assets and the Downtown Los Angeles office market." Please disclose whether BPO sought third party appraisals in connection with its determination of MPG's value.

25.     Please revise to elaborate on the BPO board's consideration of the debt load of MPG.

26.     We note your disclosure on page 60 that the Merger Agreement resulted from a third-party solicitation and negotiation process lasting more than eight months as well as the three bullet points describing certain proposals.  Please revise to briefly describe the other bids and alternatives to the merger.

Projections, page 65

27.    We note your disclosure on page 66 that the projections necessarily were based on numerous assumptions that are inherently uncertain.  Please revise to more specifically describe the material assumptions on which the projections were based.

Material U.S. Federal Income Tax Consequences, page 86

28.    We note your disclosure on page 95 that the Company expects to have an election to be taxed as a REIT for its taxable year ending on December 31, 2013.  Please file an opinion of counsel regarding your ability to satisfy the requirements for such REIT qualification commencing with such taxable year or advise.

Description of Real Estate and Operating Data of the Company, page 117

29.    We note the data relating to the lease expirations for each of the properties. Please revise, here or elsewhere, as applicable, to discuss the relationship between current market rents and leases expected to expire in the next reporting period.

Exhibit Index, page 162

30.    We note that you will be filing certain exhibits by amendment.  If you are not in a position to file the legal opinion with the next amendment, please provide us with a draft copy for our review.

Exhibits

333 South Hope Co. LLC & EYP Realty, LLC

31.    Please tell us how you factored any fixed rate renewal options into the calculation of the fair value of the below market lease intangibles and the period over which your below market lease intangibles are amortized.   Your response should also discuss how you determine the likelihood that a lessee will execute a below-market lease renewal, and how you consider the likelihood, if at all, in determining the amortization period.

32.    Please provide an affirmative statement that the un-audited interim financial statements furnished reflects all adjustments, which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented.   If all such adjustments are of a normal recurring nature, a statement to that effect shall be made; otherwise, there shall be furnished information describing in appropriate detail the nature and amount of any adjustments other than normal and recurring.  Reference is made to Rule 10-01(b)(8) of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Wilson Lee at (202) 551-3468 or me at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola at (202) 551-3673 or Jennifer Gowetski at (202) 551-3401 with any other questions.

Sincerely,

/s/ Jessica Barberich

Assistant Chief Accountant